Exhibit (a)(1)(iv)
Form of Letter from the Company to Unitholders
in Connection with the Company’s Acceptance of Units

LGAM PRIVATE CREDIT LLC
1585 Broadway
New York, NY 10036
[DATE]

[UNITHOLDER NAME/ADDRESS]

Dear Unitholder:

This letter serves to inform you that LGAM Private Credit LLC (the “Company”) has received and accepted for purchase your tender of Common Units (“Units”) in the Company as set forth below:

Accepted Units	[ ]*
Offer to Purchase dated	August 30, 2024
Valuation Date	September 30, 2024
*Amount accepted will be increased to include any Units issued pursuant to the DRIP with a record date prior to the Expiration Date for those unitholders that have elected to tender in full.

In accordance with the terms of the tender offer, the Company will effect payment for your tendered and accepted Units in cash promptly after the determination of the net asset value per share as of September 30, 2024 (or a later date determined by the Company if the tender offer is extended) is finalized and promptly after the expiration of the offer. The Company may use cash flow from operations, the sale of assets, borrowings, return of capital or proceeds from the sale of Units pursuant to the Company’s continuous private offering to fund the payment of your Units.

If you have any questions, please contact your Company representative.

Sincerely,

LGAM Private Credit LLC